# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ORUKA THERAPEUTICS, INC., CIK 0000907654
CUSIP: 687604108
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 855 Oak Grove Avenue, Suite 100, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 09/17/2025
Amends the filing with accession number 0001213900-24-076599
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,162,741; sole dispositive power 0; shared dispositive power 11,162,741; aggregate amount beneficially owned 11,162,741 (19.99% of the class)
  Comment: The securities (a) include (i) 1,131,954 shares of common stock, $0.001 par value per share (the "Common Stock"), 1,253,572 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and 6,203,907 shares of Common Stock issuable upon conversion of 74,447 shares of Series B non-voting convertible preferred stock, par value $0.001 per share (the "Series B Preferred Stock"), directly held by Fairmount Healthcare Fund II L.P., a Delaware limited partnership ("Fund II"), and (ii) 2,573,308 shares of Common Stock directly held by Fairmount Healthcare Co-Invest III L.P., a Delaware limited partnership ("Co-Invest"), and (b) exclude (i) 4,044,092 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and (ii) 5,224,242 shares of Common Stock issuable upon conversion of 62,691 shares of Series B Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 ("Fairmount"), and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 55,841,629 shares of Common Stock outstanding as of September 17, 2025, consisting of (i) 37,450,745 shares of Common Stock outstanding as of July 31, 2025, as reported in the Company's most recent Quarterly Report on Form 10-Q, (ii) a total of 10,933,405 shares of Common Stock issued in the Company's private placement on September 17, 2025, as reported by the Company, (iii) the 1,253,572 shares of Common Stock underlying the Pre-Funded Warrants, and (iv) the 6,203,907 shares of Common Stock underlying the 74,447 shares of Series B Preferred Stock owned by the Reporting Persons, subject to the respective beneficial ownership limitations.
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,589,433; sole dispositive power 0; shared dispositive power 8,589,433; aggregate amount beneficially owned 8,589,433 (15.38% of the class)
  Comment: The securities (a) include 1,131,954 shares of Common Stock, 1,253,572 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants, and 6,203,907 shares of Common Stock issuable upon conversion of 74,447 shares of Series B Preferred Stock and (b) exclude 4,044,092 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and 5,224,242 shares of Common Stock issuable upon conversion of 62,691 shares of Series B Preferred Stock. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 55,841,629 shares of Common Stock outstanding as of September 17, 2025, consisting of (i) 37,450,745 shares of Common Stock outstanding as of July 31, 2025, as reported in the Company's most recent Quarterly Report on Form 10-Q, (ii) a total of 10,933,405 shares of Common Stock issued in the Company's private placement on September 17, 2025, as reported by the Company, (iii) the 1,253,572 shares of Common Stock underlying the Pre-Funded Warrants, and (iv) the 6,203,907 shares of Common Stock underlying the 74,447 shares of Series B Preferred Stock owned by Fund II, subject to the respective beneficial ownership limitations.
- Fairmount Healthcare Co-Invest III L.P. (CIK 0002009690): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,573,308; sole dispositive power 0; shared dispositive power 2,573,308; aggregate amount beneficially owned 2,573,308 (5.32% of the class)
  Comment: The securities include 2,573,308 shares of Common Stock.
  
  Row 13 is based on 48,384,150 shares of Common Stock outstanding as of September 17, 2025, consisting of (i) 37,450,745 shares of Common Stock outstanding as of July 31, 2025, as reported in the Company's most recent Quarterly Report on Form 10-Q, and (ii) a total of 10,933,405 shares of Common Stock issued in the Company's private placement on September 17, 2025, as reported by the Company.
- Peter Evan Harwin (CIK 0001663607): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,162,741; sole dispositive power 0; shared dispositive power 11,162,741; aggregate amount beneficially owned 11,162,741 (19.99% of the class)
  Comment: The information in the "Comments" to the cover page for Fairmount Funds Management LLC above is hereby incorporated by reference.
- Tomas Kiselak (CIK 0001830177): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,162,741; sole dispositive power 0; shared dispositive power 11,162,741; aggregate amount beneficially owned 11,162,741 (19.99% of the class)
  Comment: The information in the "Comments" to the cover page for Fairmount Funds Management LLC above is hereby incorporated by reference.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: ORUKA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 855 Oak Grove Avenue, Suite 100, Menlo Park, California (CA), 94025
Comment:
This Amendment No. 4 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on September 6, 2024, Amendment No. 1 on
September 13, 2024, Amendment No. 2 on November 21, 2024, and Amendment No. 3 on March 10, 2025 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the Common Stock of the Company. Unless otherwise defined herein, capitalized terms used in this Amendment No. 4 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

In aggregate, the Reporting Persons have voting and dispositive power over 11,162,741 shares of Common Stock of the Company, which is comprised of (a) 3,705,262 shares of Common Stock, (b) Pre-Funded Warrants to purchase up to 1,253,572 shares of Common Stock, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock (and excluding shares of Common Stock issuable upon exercise of the Pre-Funded Warrants in excess of the beneficial ownership limitation), and (c) 6,203,907 shares of Common Stock issuable upon conversion of 74,447 shares of Series B Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock (and excluding shares of Common Stock issuable upon conversion of the Series B Preferred Stock in excess of the beneficial ownership limitation).

On September 17, 2025, Fund II purchased a total of 333,340 shares of Common Stock through a private placement with the Company for an aggregate of $5,000,100. The shares were purchased with working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

Subscription Agreement

On September 17, 2025, the Company entered into a securities purchase agreement (the "Subscription Agreement") for a private investment in public equity ("PIPE") with certain institutional and accredited investors, including Fund II. The PIPE closed on September 19, 2025. Pursuant to the terms of the Subscription Agreement, Fund II purchased a total of 333,340 shares of Common Stock for investment purposes at a purchase price of $15.00 per share.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Subscription Agreement, which the Reporting Persons anticipate will be filed as an exhibit to the Company's upcoming Current Report on Form 8-K.

Registration Rights Agreement

In connection with the PIPE, the Company and investors participating in the PIPE, including Fund II, entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Company is required to prepare and file an initial registration statement with the U.S. Securities and Exchange Commission no later than October 15, 2025 registering for resale under the Securities Act of 1933, as amended, the shares of Common Stock purchased by the investors in the PIPE. The Registration Rights Agreement also provides that the Company is required to pay certain expenses relating to such registrations and indemnify the applicable securityholders against certain liabilities.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which the Reporting Persons anticipate will be filed as an exhibit to the Company's upcoming Current Report on Form 8-K.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in rows 11 and 13 of each of the cover pages (including the explanatory note in the "Comments") of this Amendment No. 4 is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information in rows 7 through 10 of each of the cover pages of this Amendment No. 4 is incorporated by reference herein.

The Reporting Persons' securities (a) include (i) 1,131,954 shares of Common Stock, 1,253,572 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and 6,203,907 shares of Common Stock issuable upon conversion of 74,447 shares of Series B Preferred Stock, directly held by Fund II, and (ii) 2,573,308 shares of Common Stock directly held by Co-Invest, and (b) exclude (i) 4,044,092 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and (ii) 5,224,242 shares of Common Stock issuable upon conversion of 62,691 shares of Series B Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.
Transactions in the class effected during the past sixty days: On September 17, 2025, Fund II purchased a total of 333,340 shares of Common Stock in the PIPE at a price of $15.00 per share, for an aggregate of $5,000,100.
Other persons with the right to receive dividends or sale proceeds: Fairmount is the investment manager to Fund II and Co-Invest and has voting and dispositive power over shares of Common Stock held on behalf of Fund II and Co-Invest.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the Reporting Persons' Schedule 13D filed with the SEC on September 6, 2024).

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (09/19/2025)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (09/19/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (09/19/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (09/19/2025)
- Fairmount Healthcare Co-Invest III L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (09/19/2025)
- Fairmount Healthcare Co-Invest III L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (09/19/2025)
- Peter Evan Harwin: /s/ Peter Harwin, Peter Harwin (09/19/2025)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (09/19/2025)